880 Carillon Parkway St. Petersburg, Florida 33716 800.521.1195 | carillontower.com

January 30, 2025
VIA EDGAR
Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Carillon Series Trust (File Nos. 033-57986 and 811-07470) Responses to SEC Comments – Sarbanes-Oxley Review
Dear Ms. Miller:
The following are the responses of Carillon Series Trust (the “Registrant”) to the comments received from you by telephone on January 7, 2025, regarding the examinations of the Form N-CSR filing of the Registrant and its series (each, a “Fund” and collectively, the “Funds”), for the fiscal year reporting period ended December 31, 2023.  Your comments and the Registrants’ responses are set forth below.  The Registrant believes that the responses below fully address all of the comments of the staff (“Staff”) of the Securities and Exchange Commission.
1.
Commitments and Contingencies.  The Notes to the Financial Statements disclose that the Funds have certain commitments and contingent liabilities related to amounts subject to recoupment.  However, the Funds’ balance sheets do not include a line item that references this note.  Please include in the balance sheets in future Financial Statements the disclosure pertaining to commitments and contingent liabilities required by Regulation S-X Rule 6-04.15.

As appropriate, in the future, the Registrant will include in the Funds’ balance sheets the line item pertaining to commitments and contingent liabilities required by Regulation S-X Rule 6-04.15.

2.
Credit Default Swaps. In accordance with Regulation S-X Rule 12-13C, footnote 1, please disclose the credit default swaps with respect to which protection is sold separately from the credit default swaps with respect to which protection is purchased.

In the future, the Registrant will include separate tables listing the credit default swaps with respect to which protection is purchased and sold.

3.
Carillon Reams Core Bond Fund (“Core Bond Fund”) and Carillon Reams Core Plus Bond Fund (“Core Bond Plus Bond Fund”).  In the Schedule of Investments, the Core Bond Fund and Core Plus Bond Fund disclose Mortgage and Asset-Backed Securities of 64.5% and 61.7%, respectively.  Please explain how the Mortgage and Asset-Backed Securities disclosure for each Fund complies with the requirements of Regulation S-X Rule 12-12, footnote 2, to categorize the Schedule of Investments by the type of investment and the related industry.

Securities and Exchange Commission
January 30, 2025

The Registrant historically has treated Mortgage and Asset-Backed Securities a single investment type and further disaggregated the category by industry.  Beginning with its Form N-CSR for the period ended June 30, 2024, the Registrant began segregating Mortgage and Asset-Backed Securities into the following investment types: Agency Mortgage-Backed Securities, Commercial Mortgage-Backed Securities, and Asset Backed Securities and, as applicable, disaggregated these investments by industry.  While the Registrant believes that the previous presentation complied with the requirements of Regulation S-X Rule 12-12, footnote 2, the Registrant has implemented the new presentation format to provide  additional clarity for shareholders.

4.	Core Bond Fund, Core Plus Bond Fund and Carillon Reams Unconstrained Fund.

(a)
 In accordance with Regulation S-X Rule 6-04.4, if there are any restrictions placed on cash, including cash that is segregated to cover forward contracts and “to-be-announced” (“TBA”) transactions, include the appropriate disclosures in the Notes to the Financial Statements.

With the adoption of Rule 18f-4 under the Investment Company Act of 1940, as amended, the Funds are no longer required to segregate cash to cover forward contracts and TBA transactions. Should there be contractual requirements to restrict cash that is held by the Funds which would require disclosure in the Notes to the Financial Statements in accordance with Regulation S-X Rule 6-04.4,  the Registrant will include the appropriate disclosure going forward in the Notes to the Financial Statements.

(b)
The Notes to the Financial Statements disclose that “the Funds did not hold any financial or derivative instruments that are offset or subject to enforceable master netting agreements (or related arrangements).”  In addition, the Staff notes that the Funds’ Securities Lending Agreement references a Master Securities Loan Agreement.  Please confirm supplementally that the forward contacts, TBA transactions and the Funds’ securities lending program are not subject to a master netting agreement or arrangement that would meet the disclosure criteria of ASC 210-20.

The Registrant confirms that none of the forward contracts, TBA transactions and the Funds’ securities lending program are subject to a master netting agreement or arrangement that would meet the disclosure criteria of ASC 210-20.

* * * * *

Securities and Exchange Commission
January 30, 2025

If you have any questions regarding the matters discussed above, please feel free to call me at (727) 567-3526.
Sincerely,

/s/ Susan L. Walzer
Susan L. Walzer President and Principal Executive Officer

cc:	Eric Wilwant Ludmila Chwazik Carolyn K. Gill Carillon Tower Advisers, Inc.